

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2013

Via E-mail
Benny Powell
President
Red Giant Entertainment, Inc.
614 E. Hwy. 50, Suite 235
Clermont, FL 34711

> **Re:** **Red Giant Entertainment, Inc.**
> **Amendment No. 4 to Form 8-K**
> **Filed October 31, 2013**
> **File No. 001-34039**

Dear Mr. Powell:

We have reviewed your amended filing and responses to our letter dated October 17, 2013 and have the following additional comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

Item 5.06 – Change in Shell Company Status, page 6

Electronic Book Distribution, page 8

1. Please disclose that Keenspot has the exclusive right to publish your property on the Internet. Refer to Section 1 of Exhibit 10.4.

Financial Statements and Exhibits, page 25

Exhibit 10.2 - December 31, 2011 Audited Financial Statements of Red Giant

2. We note your response to prior comments 12 and 13 of our letter dated October 17, 2013 pertaining to the December 31, 2011 audited financial statements that you are awaiting approval from the auditors to include the proposed changes. Please re-file the audited financial statements with the requested changes when they become available.

You may contact Beverly Singleton at (202) 551-3328 or Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Bruce G. Lee
        Oswald & Yap